

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

December 16, 2015

Paul Rouse
Chief Financial Officer
Dex Media, Inc.
2200 West Airfield Drive
DFW Airport, Texas 75261

> **Re: Dex Media, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed March 16, 2015**
> **File No. 001-35895**

Dear Mr. Rouse:

We have reviewed your filing and have the following comment. Please comply with the following comment in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Definitive Proxy Statement

Section 4—Compensation Philosophy, Objectives and Programs

Details: 2014 Base Salaries and Annual Incentives, page 27

1.   We note your discussion of pre-established performance metrics established by the Compensation and Benefits Committee for determining annual incentive cash awards. We further note your disclosure of the minimum performance thresholds, target payout percentages and your performance as a percentage of the targets; however, you do not disclose the target amounts or the amount achieved under EBITDA, Free Cash Flow, Print Ad Sales and Digital Ad Sales. Refer to Item 402(b)(2)(v) and (vii) of Regulation S-K. To the extent you believe that disclosure of the triggers and targets is not required

because it would result in competitive harm such that the triggers and targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion. In particular, your competitive harm analysis should clearly explain the nexus between disclosure of the triggers and targets and the competitive harm that is likely to result from disclosure. For guidance refer to Regulation S-K Compliance and Disclosure Interpretation 118.04.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Claire Delabar, Staff Accountant at (202) 551-3349 or Carlos Pacho, Senior Assistant Chief Accountant at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact Emily C. Drazan, Staff Attorney at (202) 551-3208, Celeste M. Murphy, Legal Branch Chief at (202) 551-3257 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications

cc: Liuba Baban, Esq.
       V.P. Associate General Counsel and Assistant Corporate Secretary